UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-53971
(Commission File Number)

(Check One):   ☐ Form 10-K   ☐ Form 20-F   ☒ Form 10-Q   ☐ Form N-SAR

For Period Ended:                                    March 31, 2012
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

United States Oil and Gas Corp
Full Name of Registrant

Former Name if Applicable

9322 3rd Avenue, Suite 475
Address of Principal Executive Office (Street and Number)

Brooklyn, New York 11209
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United States Oil and Gas Corp (the “Company”) represents that it is unable to timely file its Quarterly Report on Form 10-Q for the three months ended March 31, 2012 (the “2012 Q1 10-Q”) without unreasonable effort and expense.  The Company is working with United Oil and Gas (“United”) on issues regarding the audit of United and relating to the Company’s relationship with United and hopes to have all remaining issues resolved soon. The Company represents that it does not expect that it will be able to file the 2012 Q1 10-Q by the fifth calendar day following its prescribed due date but endeavors to do so as soon as practicable.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

James Crimi (Name)	(512) (Area Code)	464-1225 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☐ Yes  ☒ No

10-K for period ended December 31, 2011

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Settlement of default on United note will result in material difference in financial results from 2011.

       United States Oil and Gas Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           May 16, 2012                                                         By:  /s/ James Crimi
James Crimi, President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer or the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.